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
----------------------------                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION      -------------------------------
             FORM 5                                         Washington, D.C. 20549                            OMB APPROVAL
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                                                                                                     OMB Number:         3235-0362
/X/Check box if no longer subject          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP       Expires:    December 31, 2001
   to Section 16.  Form 4 or Form      Filed pursuant to Section 16(a) of the Securities Exchange    Estimated average burden
   5 obligations may continue.          Act of 1934, Section 17(a) of the Public Utility Holding     hours per response..........1.0
   SEE Instruction 1(b)                         Company Act of 1935 or Section 30(f)                 -------------------------------
/ /Form 3 Holdings Reported                     of the Investment Company Act of 1940
/ /Form 4 Transactions Reported
  (Print or Type Response)
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1. Name and Address of Reporting    2. Issuer Name and Ticker or Trading Symbol               6. Relationship of Reporting
   Person*                                        GraphOn Corporation (GOJO)                                   Person(s) to Issuer
   Kimberlin  Kevin   B.                                                                              (Check all applicable)
---------------------------------------------------------------------------------------------     Director   X  10% Owner
   (Last)  (First)  (Middle)         3. IRS or Social Security  4. Statement for Month/Year    ---          ---
-----------------------------------     Number of Reporting                                       Officer      Other (specify
   535 Madison Avenue, 18th Floor       Person (Voluntary)             December 2001           --- below)   ---      below)

                                                             -----------------------------------------------------------------------
                                                               5. If Amendment, Date of       7. Individual or Joint/Group
-----------------------------------                               Original (Month/Year)          Filing (Check Applicable Line)
             (Street)                                                                                Form filed by One
   New York        NY        10022                                                               --- Reporting Person
                                                                                                  X  Form filed by More than
                                                                                                 --- One Reporting Person
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   (City)     (State)       (Zip)        Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                2. Trans-  3. Transaction  4. Securities Acquired (A) 5. Amount of    6. Ownership 7. Nature of
   (Instr. 3)                          action     Code            or Disposed of (D)         Securities      Form:        Indirect
                                       Date       (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially    Direct       Beneficial
                                                                                             Owned at End    (D) or       Ownership
                                                                                             of Issuer's     Indirect
                                                                                             Fiscal Year     (I)
                                                                                             (Instr. 3
                                                                                             and 4)          (Instr. 4)   (Instr. 4)
                                                                ---------------------------
                                    (Month/Day/
                                       Year)                    Amount  (A) or (D) Price
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Common Stock                           6/19/01       G         113,800       D       N/A                       I        By Kevin
                                                                                                                        Kimberlin
                                                                                                                        Ptrs LP(1)
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                                                                                                                        By Kevin
Common Stock                           12/28/01      G         160,000       D       N/A      815,801          I        Kimberlin
                                                                                                                        Ptrs LP(1)
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Common Stock                                                                                  44,500           I        By Spencer
                                                                                                                        Trask
                                                                                                                        Ventures,
                                                                                                                        Inc.(1)
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Common Stock                                                                                  184,807          I        By Spencer
                                                                                                                        Trask & Co.,
                                                                                                                        (1)
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1.  The reporting person is the general partner of Kevin Kimberlin Partners LP, a Delaware limited partnership.  The reporting person is also the controlling shareholder of Spencer Trask Ventures, Inc., a Delaware corporation, which in turn is the sole shareholder of Spencer Trask & Co., also a Delaware corporation.


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*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                SEC2270(3-99)


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                    TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.Title of  2.Con-     3.Trans-  4.Trans-  5.Number of   6.Date          7.Title        8.Price   9.Number    10.Own-   11. Nature
Derivative  version    action    action    Derivative    Exercis-        and Amount     of        of Deri-    ership    of Indirect
Security    or         Date      on Code   Securities    able and        of Underly-    Deriva-   vative      Form of   Beneficial
(Instr. 3)  Exercise   (Month/   (Instr.   Acquired      Expir-          ing Secur-     tive      Secur-      Deriva-   Ownership
            Deriva-    Date/     8)        (A)or         ation Date      ities          Secur-    ities       tive      (Instr. 4)
            tive       Year)               Disposed      (Month/Day/     (Instr.3       ity       Benefi-     Secur-
            Security                       (D) of        Year)           and 4)         (Instr.   cially      ity
                                           (Instr. 3,                                   5)        Owned at    Direct
                                           4 and 5)                                               End of      (D) or
                                                                                                  Year        Indirect
                                                                                                  (Instr.4)   (I)
                                                                                                              (Instr. 4)
                                           ---------------------------------------------
                                                                                 Amount
                                                         Date    Expira-         or No.
                                            (A)   (D)    Exercis tion            of
                                                         able    Date     Title  Shares
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Warrant to   $1.79                                       Immed.   1/26/06  Common                  216,490     I        By Spencer
Purchase                                                                                                                Trask
Common                                                                                                                  Ventures,
Stock                                                                                                                   Inc.(1)
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Warrant to                                                                                                              By Kevin
Purchase     $1.79                                       Immed.  1/26/06  Common                   16,594     I         Kimberlin
Common                                                                                                                  Ptrs LP(1)
Stock
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Warrant to                                                                                                              By Kevin
Purchase     $1.79                                       Immed.  1/26/06  Common                   47,675     I         Kimberlin
Common                                                                                                                  Ptrs LP(1)
Stock
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Warrant to   $1.79                                       Immed.  1/26/06  Common                   12,261     D
Purchase
Common
Stock
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Warrant to   $1.79                                       Immed.  1/26/06  Common                    5,576     I         By Spencer
Purchase                                                                                                                Trask
Common                                                                                                                  & Co. (1)
Stock
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Explanation of Responses:
1.  The reporting person is the general partner of Kevin Kimberlin Partners LP, a Delaware limited partnership.  The reporting person is also the controlling shareholder of Spencer Trask Ventures, Inc., a Delaware corporation, which in turn is the sole shareholder of Spencer Trask & Co., also a Delaware corporation.




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**     Intentional misstatements or omissions of facts constitute Federal
       Criminal ViolationsSEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).             /s/ Kevin B. Kimberlin       February 15, 2001
                                                                                --------------------------------- ------------------
                                                                                    ** Signature of Reporting Person         Date
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Note   File three copies of this Form, one of which must be manually signed.  If space is insufficient, SEE Instruction 6 for procedure.